NEXPOINT CAPITAL, LLC

INDEX TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
NexPoint Capital, LLC

We have audited the accompanying balance sheet of NexPoint Capital, LLC (the "Company") as of May 31, 2014, and the related statements of operations and changes in net assets for the eight-month period from September 30, 2013 (Inception) to May 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NexPoint Capital, LLC as of May 31, 2014 and the results of its operations for the eight-month period from September 30, 2013 (Inception) to May 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

Chicago, Illinois

July 2, 2014

NEXPOINT CAPITAL, LLC

BALANCE SHEET
May 31, 2014

ASSETS

Cash	$200,000
Total assets	$200,000

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to Advisor	$ 2,000
Total Liabilities	$ 2,000

Commitments and contingencies ($196,117) - See Note 2

MEMBER'S EQUITY

Member units, 100,000,000 LLC Units authorized, 21,739 issued and outstanding	$200,000
Accumulated loss	(2,000)
Total member's equity	198,000
Total liabilities and member's equity	$200,000
Net asset value per LLC Unit at period end	$ 9.11



See notes to financial statements.

NEXPOINT CAPITAL, LLC

STATEMENT OF OPERATIONS
Eight-month Period from September 30, 2013 (Inception) to May 31, 2014

Operating Expenses

Organization expenses	$ 2,000
Net decrease in net assets resulting from operations	$ (2,000)

Per share information — basic and diluted

Net decrease in net assets resulting from operations	$ (0.09)
Weighted average units outstanding	21,739

See notes to financial statements

NEXPOINT CAPITAL, LLC

STATEMENT OF CHANGES IN NET ASSETS
Eight-month Period from September 30, 2013 (Inception) to May 31, 2014

Operations

Net decrease in net assets resulting from operations	$ (2,000)
Capital share transactions	
Issuance of LLC units	200,000
Net increase in net assets resulting from capital share transactions	200,000
Total increase in net assets	198,000
Net assets at beginning of period	—
Net assets at end of period	$198,000

See notes to financial statements

NEXPOINT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Proposed Business Operations

NexPoint Capital, LLC (the "Company") was incorporated on September 30, 2013 as a Delaware limited liability company and has been inactive since that date except for matters relating to its organization and registration as a non-diversified, closed-end management investment company. The Company expects to commence operations upon raising gross proceeds in excess of $10 million, or the minimum offering requirement. NexPoint Advisors, L.P. (the "Advisor"), an affiliate of the Company, is expected to be appointed as the investment advisor to the Company. The Advisor is a private investment firm that is registered as an investment adviser under the Investment Advisers Act of 1940.

The Company intends to offer for sale a maximum of $1.5 billion of common stock, $0.001 par value per share, at a public offering price of $10.00 per share (including the maximum allowed to be charged for commissions and fees), on a "reasonable best efforts" basis, pursuant to a registration statement on Form N-2 (the "Offering") filed with the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended. The SEC has not yet declared the Company's registration statement effective. Prior to the effectiveness of the registration statement, the Company intends to convert into a Delaware corporation, NexPoint Capital, Inc. and all of the outstanding limited liability company interests in NexPoint Capital, LLC will be converted into shares of common stock in NexPoint Capital, Inc.

The Company intends to be an externally managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended, or the 1940 Act, and that it will elect to be treated for federal income tax purposes, and intends to qualify annually thereafter, as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code.

The Company's investment objective is to generate current income and capital appreciation primarily through investments in middle-market healthcare companies, syndicated floating rate debt of large public and nonpublic companies and collateralized loan obligations, or CLOs.

The Company issued 21,739.13 LLC units to the Advisor on May 27, 2014, at $9.20 per share (to reflect the fact that no selling commissions or dealer manager fees were paid) for $200,000 in total proceeds.

The Company has no paid employees. The Company will retain the Advisor to manage certain aspects of its affairs on a day-to-day basis. Highland Capital Funds Distributor, Inc. (the "Dealer Manager"), an entity under common ownership with the Advisor, will serve as the dealer manager of the offering. The Advisor and Dealer Manager are related parties and will receive fees, distributions and other compensation for services related to the Offering and the investment and management of the Company's assets. The Advisor and Dealer Manager will receive fees, distributions and other compensation during the offering, acquisition, operational and liquidation stages.

Pursuant to the terms of the Offering, the Company must receive proceeds of $10.0 million in connection with the sale of common stock in order to break escrow and commence operations. As of May 31, 2014, the Company had not reached such threshold, purchased any investments or earned any income.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of cash flows

The Company has elected not to provide statements of cash flows as permitted by FASB ASC 230, *Statement of Cash Flows*. As of and for the period ended May 31, 2014, the Company held no investments, the Company carried no debt and the Company's financial statements include a statement of changes in net assets.

Cash

Cash includes cash in bank accounts. The Company deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company up to an insurance limit.

Valuation of Portfolio Investments

The Company intends to determine the net asset value of its investment portfolio each quarter. Securities that are publicly-traded will be valued at the reported closing price on the valuation date. Securities that are not publicly-traded will be valued at fair value as determined in good faith by the Company's board of directors. In connection with that determination, the Company expects that the Advisor will provide the Company's board of directors with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosure,* or ASC Topic 820, issued by the Financial Accounting Standards Board clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

NEXPOINT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies — (continued)

With respect to investments for which market quotations are not readily available, our board intends to undertake a multi-step valuation process each quarter, as described below:

- Our quarterly valuation process begins with each portfolio company or investment being initially valued by investment professionals of our investment adviser responsible for credit monitoring.

- Preliminary valuation conclusions are then documented and discussed with our senior management and our investment adviser.

- The audit committee of the board reviews these preliminary valuations.

- At least once annually, the valuation for each portfolio investment is reviewed by an independent valuation firm.

- The board discusses valuations and determines the fair value of each investment in our portfolio in good faith.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to the Company's financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, in the Company's financial statements. Below is a description of factors that the Company's board of directors may consider when valuing the Company's debt and equity investments.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, the Company may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that the Company's board of directors may consider include the borrower's ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing the Company's debt investments.

For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

The Company's equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. The Company's board of directors, in its analysis of fair value, may consider various factors, such as multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Company's actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

The Company's board of directors may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. The Company's board of directors may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of the Company's equity interests in public companies for which market quotations are readily available will be based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security.

Note 2 — Summary of Significant Accounting Policies — (continued)

If the Company receives warrants or other equity-linked securities at nominal or no additional cost in connection with an investment in a debt security, the Company's board of directors will allocate the cost basis in the investment between the debt securities and any such warrants or other equity-linked securities received at the time of origination. The Company's board of directors will subsequently value these warrants or other equity-linked securities received at fair value.

The fair values of the Company's investments will be determined in good faith by its board of directors. The Company's board of directors will be solely responsible for the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Company's valuation policy and consistently applied valuation process. The Company intends to value all of its Level 2 and Level 3 assets by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which will be provided by an independent third-party pricing service and screened for validity by such service. For investments for which the third-party pricing service is unable to obtain quoted prices, the Company intends to obtain bid and ask prices directly from dealers who make a market in such investments.

To the extent that the Company holds investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, the Company's valuation committee will utilize an independent third-party valuation service to value such investments.

The Company will periodically benchmark the bid and ask prices received from the third-party pricing service and/or dealers, as applicable and valuations received from the third-party valuation service against the actual prices at which it purchases and sells its investments. The Company believes that these prices will be reliable indicators of fair value. The Company's valuation committee and board of directors will review and approve the valuation determinations made with respect to these investments in a manner consistent with the Company's valuation process.

Revenue Recognition

Security transactions will be accounted for on the trade date. The Company will record interest income on an accrual basis to the extent that it expects to collect such amounts. The Company will record dividend income on the ex-dividend date. The Company will not accrue as a receivable interest or dividends on loans and securities if there is reason to doubt the collectability of such income. Loan origination fees, original issue discount, and market discount will be capitalized and such amounts will be amortized as interest income over the respective term of the loan or security. Upon the prepayment of a loan or security, any unamortized loan origination fees and original issue discount will be recorded as fee income. Upfront structuring fees are recorded as income when earned. The Company will record prepayment premiums on loans and securities as fee income when it receives such amounts.

Net Realized Gains or Losses, Net Change in Unrealized Appreciation or Depreciation and Net Change in Unrealized Gains or Losses on Foreign Currency

Gains or losses on the sale of investments will be calculated by using the specific identification method. The Company will measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting

Note 2 — Summary of Significant Accounting Policies—(Continued)

period, including any reversal of previously recorded unrealized gains or losses, when gains or losses are realized. Net change in unrealized gains or losses on foreign currency will reflect the change in the value of receivables or accruals during the reporting period due to the impact of foreign currency fluctuations.

Organization Costs

Organization costs include, among other things, the cost of incorporating, including the cost of legal services and other fees pertaining to the Company's organization and are expensed as the Company raises proceeds. Organization costs, together with offering costs, are limited to 1% of total proceeds raised and are not due and payable to the Advisor to the extent they exceed that amount. For the period from September 30, 2013 (Inception) to May 31, 2014, the Advisor incurred and paid organization costs of $32,942 on behalf of the Company. Currently, the amount of organization and offering costs exceeds 1% of total proceeds raised. Accordingly, the Company has recorded $2,000 of organizational expense on the accompanying statement of operations, which is payable to the Advisor. To the extent the Company is unable to raise sufficient capital such that the expenses paid by the Advisor on behalf of the Company are more than 1% of total proceeds at the end of the Offering, the Advisor will forfeit the right to reimbursement of these costs.

Offering Costs

The Company's offering costs include, among other things, legal fees and other costs pertaining to the preparation of the Company's Registration Statement on Form N-2 relating to the public offering of its shares of common stock. Offering costs are charged against capital in excess of par value on the balance sheet. Offering costs, together with organization costs, are limited to 1% of total proceeds raised and are not due and payable to the Advisor to the extent they exceed that amount. During the period from September 30, 2013 (Inception) to May 31, 2014, the Advisor incurred and paid offering costs of $165,175 on behalf of the Company. No offering costs have been recorded on the accompanying balance sheet as of May 31, 2014 since the aggregate amount of organization and offering costs exceeds the limitation.

Income Taxes

The Company intends to elect to be treated for federal income tax purposes, and intends to qualify annually thereafter, as a RIC under Subchapter M of the Code. To qualify for and maintain its qualification as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements and distribute to its stockholders, for each taxable year, at least 90% of its "investment company taxable income," which is generally the Company's net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. As a RIC, the Company will not have to pay corporate-level federal income taxes on any income that it distributes to its stockholders. The Company intends to make distributions in an amount sufficient to maintain its RIC status each year and to avoid any federal income taxes on income so distributed. The Company will also be subject to nondeductible federal excise taxes if it does not distribute at least 98% of net ordinary income, 98.2% of any capital gain net income, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes.

Uncertainty in Income Taxes

The Company will evaluate its tax positions to determine if the tax positions taken meet the minimum recognition threshold in connection with accounting for uncertainties in income tax positions taken or expected

Note 2 — Summary of Significant Accounting Policies—(Continued)

to be taken for the purposes of measuring and recognizing tax benefits or liabilities in the financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is "more likely than not" to be sustained assuming examination by taxing authorities. For the period ended May 31, 2014, the Company had no uncertain tax positions. The 2013 tax year remains subject to examination by U.S. Federal and most state tax authorities. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in the statement of operations. During the period from September 30, 2013 (Inception) to May 31, 2014, the Company did not incur any interest or penalties.

Distributions

Distributions to the Company's unit holders will be recorded as of the record date. Subject to the discretion of the Company's board of directors and applicable legal restrictions, the Company intends to authorize and declare ordinary cash distributions on either a semi-monthly or monthly basis and pay such distributions on a monthly basis. Net realized capital gains, if any, will be distributed or deemed distributed at least annually.

Capital Gains Incentive Fee

Pursuant to the terms of the investment advisory agreement the Company intends to enter into with the Advisor, the incentive fee on capital gains will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). Such fee will equal 20.0% of the Company's incentive fee capital gains (i.e., its realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, the Company will accrue for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

While the investment advisory agreement with the Advisor will neither include nor contemplate the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants, or AICPA, Technical Practice Aid for Investment companies, the Company will include unrealized gains in the calculation of the capital gains incentive fee expense and related capital gains incentive fee payable. This accrual will reflect the incentive fees that would be payable to the Advisor as if the Company's entire portfolio was liquidated at its fair value as of each balance sheet date even though the Advisor will not be entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

Note 3 — Related Party Transactions and Arrangements

Compensation of the Investment Advisor and its Affiliates

The Company intends to enter into an investment advisory agreement with the Advisor. Payments for investment advisory services under such investment advisory agreement in future periods will be equal to (a) an annual base management fee calculated at an annual rate of 2.0% of the average value of the Company's gross assets at the end of the two most recently completed calendar quarters and (b) an incentive fee based on the Company's performance.

Note 3 — Related Party Transactions and Arrangements—(Continued)

The incentive fee will consist of two parts. The first part, which is referred to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears, will equal 20.0% of "pre-incentive fee net investment income" for the immediately preceding quarter and will be subject to a hurdle rate, expressed as a rate of return on the Company's net assets, as defined in the Company's investment advisory agreement, equal to 1.875% per quarter, or an annualized hurdle rate of 7.5%. As a result, the Advisor will not earn this incentive fee for any quarter until the Company's pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.875%. Once the Company's pre-incentive fee net investment income in any quarter exceeds the hurdle rate, the Advisor will be entitled to a "catch-up" fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until the Company's pre-incentive fee net investment income for such quarter equals 2.34375% of adjusted capital, or 9.375% annually. This "catch-up" feature allows the Advisor to recoup the fees foregone as a result of the existence of the hurdle rate. Thereafter, the Advisor will receive 20.0% of the Company's pre-incentive fee net investment income.

The second part of the incentive fee, which is referred to as the incentive fee on capital gains, will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee will equal 20.0% of the Company's incentive fee capital gains, which will equal the Company's realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses (proceeds less amortized cost) and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. The Company will accrue for the capital gains incentive fee, which, if earned, will be paid annually. The Company will accrue for the capital gains incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory agreement that the Company intends to enter into with the Advisor, the fee payable to the Advisor will be based on realized gains and no such fee will be payable with respect to unrealized gains unless and until such gains are actually realized.

Pursuant to an administration agreement with the Advisor, the Company will also reimburse the Advisor for expenses necessary for its performance of services related to the Company's administration and operations. The amount of the reimbursement will be the lesser of (1) the Advisor's actual costs incurred in providing such services and (2) 0.40% of the Company's average gross assets. The Advisor will be required to allocate the cost of such services to the Company based on objective factors such as assets, revenues, time allocations and/or other reasonable metrics. The Company's board of directors will then assess the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to the Company of obtaining similar services from third-party service providers known to be available. In addition, the Company's board of directors will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Company's board of directors will compare the total amount paid to the Advisor for such services as a percentage of the Company's net assets to the same ratio as reported by other comparable business development companies.

The Advisor has funded the Company's offering costs and organization costs in the amount of $198,117 for the period from September 30, 2013 (Inception) to May 31, 2014. Currently, the cumulative aggregate amount of $198,117 of organization and offering costs exceeds 1% of total proceeds raised. Accordingly, the Company has recorded $2,000 of organizational expense on the accompanying statement of operations, which is payable to the Advisor. To the extent the Company is unable to raise sufficient capital such that the expenses paid by the Advisor on behalf of the Company are more than 1% of total proceeds at the end of the Offering, the Advisor will forfeit the right to reimbursement of the remaining $196,117 of these costs.

Note 3 — Related Party Transactions and Arrangements—(Continued)

Under the investment advisory agreement to be entered into between the Company and the Advisor, there will be no liability on the Company's part for the offering or organization costs funded by the Advisor or its affiliates until the investment advisory and administrative services agreement is effective and the Company has met the minimum offering requirement. At such time, the Advisor will be entitled to receive 1.0% of gross proceeds raised in the Company's Offering until all offering costs and organization costs listed above have been received by the Advisor or the Offering is terminated. To the extent the Company is unable to raise sufficient capital such that the expenses paid by the Advisor on behalf of the Company are more than 1% of the total proceeds at the end of the Offering, the Advisor will forfeit the right to reimbursement of these costs. The minimum reimbursement to the Advisor for such fees is expected to be $100,000, assuming the minimum offering requirement is satisfied.

Expense Reimbursement

Pursuant to an expense limitation and reimbursement agreement ("Expense Limitation Agreement") to be entered into by the Advisor and the Company, the Advisor will agree to reimburse the Company for expenses in an amount that is sufficient to ensure that no portion of "Other Expenses" 1.0% of quarter-end value of the Company's gross assets and borrowings. Under the Expense Limitation Agreement, "Other Expenses" are defined as all expenses excluding: (i) interest, taxes, dividends tied to short sales, brokerage commissions, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by the Company as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, the Company's investments; (iv) expenses payable by the Company under the administration agreement; (v) expenses payable by the Company to the Advisor, as administrator for providing significant managerial assistance to portfolio companies of the Company; and (vi) other extraordinary expenses (including litigation expenses) not incurred in the ordinary course of the Company's business.

Pursuant to the Expense Limitation Agreement, the Company will have a conditional obligation to reimburse the Advisor for any amounts funded by the Advisor under this arrangement to the extent necessary so that, for any fiscal year, the Company's Other Expenses do not exceed 1.0% of the quarter-end value of the Company's gross assets (the "Expense Limitation"). In any quarter, the Advisor shall reimburse the Company for Other Expenses over the Expense Limitation for the fiscal year in which such quarter occurs by first foregoing at that time the requisite amount of its quarterly fees under the investment advisory agreement and then, if such foregone amount is insufficient, by directly reimbursing the Company for any additional excess Other Expenses over such Expense Limitation.

The Expense Limitation Agreement shall become effective on the effective date of the investment advisory agreement and shall have an initial term of one year. Thereafter, the Expense Limitation Agreement shall automatically renew for one-year terms unless terminated by the Company's Board of Directors or the Advisor upon sixty (60) days' written notice. In addition, the Expense Limitation Agreement will terminate automatically in the event of the termination of the investment advisory agreement between the Advisor and the Company unless a new investment advisory agreement with the Advisor (or with an affiliate under common control with the Advisor) becomes effective upon such termination.

As of May 31, 2014, the Advisor owned 21,739.13 shares of the Company's outstanding common stock. The Advisor and its affiliates may incur and pay costs and fees on behalf of the Company. As of May 31, 2014,

Note 3 — Related Party Transactions and Arrangements—(Continued)

the Company has recorded $2,000 of organizational expense on the accompanying statement of operations, which is payable to the Advisor.

Note 4 — Share Repurchase Program

Beginning with the first full calendar quarter following the one year anniversary of the satisfaction of the minimum offering requirement, and on a quarterly basis thereafter, the Company intends to offer to repurchase shares of common stock on such terms as may be determined by the Company's board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of the Company's board of directors, such repurchases would not be in the best interests of the Company's stockholders or would violate applicable law. The Company will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended, and the 1940 Act. In months in which the Company repurchases shares of common stock, it will conduct repurchases on the same date that it holds its first semi-monthly closing for the sale of shares of common stock in its public offering. Any offer to repurchase shares of common stock will be conducted solely through tender offer materials mailed to each stockholder.

The Company currently intends to limit the number of shares of common stock to be repurchased during any calendar year to the number of shares of common stock it can repurchase with the proceeds it receives from the sale of shares of common stock under its distribution reinvestment plan. At the discretion of the Company's board of directors, the Company may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares of common stock. In addition, the Company will limit the number of shares of common stock to be repurchased in any calendar year to 10.0% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of shares of common stock that the Company offers to repurchase may be less in light of the limitations noted above. The Company intends to offer to repurchase such shares of common stock at a price equal to 90% of the offering price in effect on each date of repurchase. In months in which the Company repurchases shares of common stock pursuant to its share repurchase program, it expects to conduct repurchases on the same date that it holds its first semi-monthly closing in such month for the sale of shares of common stock in its continuous public offering. The Company's board of directors may amend, suspend or terminate the share repurchase program at any time, upon 30 days' notice.

Note 5 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Advisor and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of shares of the Company's common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company will be required to find alternative providers of these services.

From time to time, the Company may be involved in legal proceedings in the normal course of its business. Although the outcome of such litigation cannot be predicted with any clarity, management is of the opinion, based on the advice of legal counsel, that final dispositions of any litigation should not have a material adverse effect on the financial position of the Company.

Note 5 — Economic Dependency—(Continued)

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide general indemnification. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes the risk of material obligations under these indemnities to be low.

Note 6 — Subsequent Events

The Company has evaluated subsequent events through July 2, 2014, the date on which these financial statements were issued. On June 10, 2014, NexPoint Capital, LLC converted to a Delaware corporation, NexPoint Capital, Inc. As part of the conversion to a Delaware corporation, the member of NexPoint Capital, LLC exchanged 21,739.13 LLC units for 21,739.13 shares of the Company's common stock, representing an equivalent price of $9.20 per share based on the fair value of the assets contributed by the members in connection with the formation of NexPoint Capital, LLC, as determined by the board of directors. Also on June 10, 2014, the Advisor, executed a subscription agreement (the "Subscription Agreement") in a private placement with the Company to purchase $9.8 million of stock at $9.20 per share, or 1,065,217.39 shares of stock. Under the terms of the Subscription Agreement, NexPoint agreed to fund the subscription amount of $9.8 million no later than the effective date of the registration statement. The Company will not accept subscriptions under the Offering until NexPoint funds the subscription amount, thus breaking escrow, or until a total of $10 million of gross proceeds has been raised from all sources. Subsequent to the completion of the $9.8 million subscription, NexPoint will own 1,086,956.52 shares of the Company's common stock at an average price of $9.20 per share.